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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13G/A


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
                  AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (AMENDMENT NO. 1)*


                                 FIRSTMARK CORP.
                                (Name of Issuer)



                          COMMON STOCK, $.20 PAR VALUE
                         (Title of Class of Securities)

                                   337908 20 6
                                 (CUSIP Number)

                                DECEMBER 31, 2000
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                      (Continued on the following page(s))


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CUSIP No. 337908 20 6                13G/A                     Page 2 of 8 Pages
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 1)  Name of Reporting Person
     I. R. S. Identification No. of Above Persons (entities only)

     John J. Gorman
--------------------------------------------------------------------------------

 2)  Check the Appropriate Box if a Member of a Group*                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------


 3)  SEC Use Only
--------------------------------------------------------------------------------


 4)  Citizenship or Place of Organization          United States
--------------------------------------------------------------------------------

                          (5)    Sole Voting Power                  171,500(1)
                          ------------------------------------------------------

     Number of            (6)    Shared Voting Power                574,500(2)
     Shares Bene-         ------------------------------------------------------
     ficially
     Owned by
     Reporting            (7)    Sole Dispositive Power             171,500(1)
     Person With          ------------------------------------------------------

                          (8)    Shared Dispositive Power           574,500(2)
                          ------------------------------------------------------

9)   Aggregate Amount Beneficially Owned by Reporting Person        746,000(3)
--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares*       [X]
--------------------------------------------------------------------------------

11)  Percent of Class Represented by Amount in Row (9)              13.6%(4)
--------------------------------------------------------------------------------

12)  Type of Reporting Person*                                      IN
--------------------------------------------------------------------------------

     (1) Mr. Gorman has sole voting and dispositive power with respect to (i) 1,500 shares held directly by him and (ii) 170,000 shares held in Mr. Gorman's 401(k) account.

     (2) Mr. Gorman shares voting or dispositive power over (i) 438,500 shares held by Tejas Securities Group, Inc., a Texas corporation of which Mr. Gorman is the controlling shareholder, (ii) 38,000 shares held by the 1994 Ryleigh Gorman Trust, a trust organized under the laws of the State of Texas of which Mr. Gorman's spouse Tamra I. Gorman, is the sole trustee, (iii) 38,000 shares held by the John Joseph Gorman V Trust, a trust organized under the laws of the State of Texas of which Mr. Gorman's spouse, Tamra I. Gorman, is the sole trustee, and (iv) 60,000 shares held by the Jerome S. Gorman Custodial Account fbo Matthew Jerome Gorman, a UGMA account under the laws of the State of New Jersey of which Mr. Gorman's brother, Jerome S. Gorman, is the custodian.


     (3)  Mr. Gorman beneficially owns (i) 1,500 shares held directly by him,
          (ii) 170,000 shares held in Mr. Gorman's 401(k) account, (iii) 438,500 shares held by Tejas Securities Group, Inc., a Texas corporation of which Mr. Gorman is the controlling shareholder, (iv) 60,000 shares held by the Jerome S. Gorman Custodial Account fbo Matthew Jerome Gorman, a UGMA account under the laws of the State of New Jersey, of which Mr. Gorman's brother, Jerome S. Gorman, serves as custodian,
          (v) 38,000 shares held by the 1994 Ryleigh Gorman Trust, a trust organized under the laws of the State of Texas of which Mr. Gorman's spouse, Tamra I. Gorman, is the sole trustee, and (vi) 38,000 shares held by the John Joseph Gorman V Trust, a trust organized under the laws of the State of Texas of which Mr. Gorman's spouse, Tamra I. Gorman, is the sole trustee.

     (4) Assumes a total of 5,501,430 shares outstanding, based on the amount reported in Firstmark Corp.'s most recent Quarterly Report on Form 10-QSB for the quarterly period ending September 30, 2000.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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PRELIMINARY NOTE

         The Schedule 13G filed with the Securities and Exchange Commission (the "SEC") on February 14, 2001 (the "Original Schedule 13G") on behalf of John J. Gorman ("Mr. Gorman") in connection with the common stock, par value $.20 per share (the "Common Stock") of Firstmark Corp., a Maine corporation (the "Company"), is hereby amended pursuant to Rule 13d-2(b) under the Securities Exchange Act of 1934, as amended (the "Act") as a result of acquisitions of Common Stock of the Company by Tejas Securities Group, Inc., a Texas corporation of which Mr. Gorman is the controlling shareholder. Unless otherwise defined, all capitalized terms used herein shall have the same meanings set forth in the Original Schedule 13G. Item 2(a) is hereby amended in its entirety to read as follows:

ITEM 2(a). NAME OF PERSON FILING:

           Pursuant to Rule 13d-2(c) under the Securities Exchange Act of 1934, as amended (the "Act"), John J. Gorman, a Texas resident ("Mr. Gorman"), hereby amends his Schedule 13G because of changes in the amount of Mr. Gorman's beneficial ownership of the common stock of Firstmark Corp., par value $.20 per share (the "Common Stock"), as a result of acquisitions of Common Stock by Tejas Securities Group, Inc., a Texas corporation of which Mr. Gorman is the controlling shareholder.

Item 4 is hereby amended in its entirety to read as follows:



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ITEM 4.  OWNERSHIP:

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
         Item 1:

         (a) Amount beneficially owned: 746,000*

         (b) Percentage of class: 13.1%

         (c) Number of shares as to which such person has:

             (i) sole power to vote or to direct the vote: 171,500*

             (ii) shared power to vote or to direct the vote: 574,500*

             (iii) sole power to dispose or direct the disposition of: 171,500*

             (iv) shared power to dispose or direct the disposition of: 574,500*

         * Mr. Gorman beneficially owns 746,000 shares of common stock of Firstmark Corp., approximately 13.1% of the common stock of Firstmark Corp. outstanding, consisting of (i) 1,500 shares held directly by Mr. Gorman, (ii) 170,000 shares held in Mr. Gorman's 401(k) account, (iii) 438,500 shares held by Tejas Securities Group, Inc., a Texas corporation of which Mr. Gorman is the controlling shareholder, (iv) 60,000 shares held by the Jerome S. Gorman Custodial Account fbo Matthew Jerome Gorman, a UGMA under the laws of the State of New Jersey, of which Mr. Gorman's brother, Jerome S. Gorman, serves as custodian with the sole power to vote, direct the vote, dispose or direct the disposition of such shares, (v) 38,000 shares held by the 1994 Ryleigh Gorman Trust, a trust organized under the laws of the State of Texas of which Mr. Gorman's spouse, Tamra I. Gorman, is the sole trustee with the sole power to vote, direct the vote, dispose or direct the disposition of such shares, and (vi) 38,000 shares held by the John Joseph Gorman V Trust, a trust organized under the laws of the State of Texas of which Mr. Gorman's spouse, Tamra I. Gorman, is the sole trustee with the sole power to vote, direct the vote, dispose or direct the disposition of such shares.

ITEM 10. CERTIFICATION.

         By signing below, I certify that, to the best of my knowledge and belief, the Securities referred to above were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



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SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2001

                                            /s/ JOHN JOSEPH GORMAN
                                            ------------------------------------
                                            John Joseph Gorman







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